Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-228566

Warrants to Purchase 2,167,258 Shares of Common Stock

(and up to 2,167,258 Shares of Common Stock Issuable Upon Exercise of Such Warrants)

PROSPECTUS SUPPLEMENT NO. 1

DATED JANUARY 9, 2020

(To Prospectus Dated February 8, 2019)

This Prospectus Supplement No. 1, dated January 9, 2020 (“Supplement No. 1”), filed by Biocept, Inc. (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated February 8, 2019 (as amended and supplemented from time to time, the “Prospectus”), as part of the Company’s Form S-1 Registration Statement declared effective by the Securities and Exchange Commission on February 7, 2019. This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus, as amended by this Supplement No. 1, relates to the offering of warrants to purchase up to 2,167,258 shares of our common stock (collectively, the “Warrants”) (and the shares of common stock issuable from time to time upon exercise of these warrants) pursuant to the terms of amendments to common stock purchase warrants that we entered into on January 9, 2020.

On January 9, 2020, we entered into amendments to common stock purchase warrants (the “Amendments”) with certain holders of the Warrants (the “Holders”) whereby we agreed to amend Warrants held by the Holders and exercisable for an aggregate of 2,167,258 shares of common stock to (i) reduce the exercise price of such Warrants in the event of a cash exercise (and not a cashless exercise) to $0.3495 per share until 9:15 a.m. Eastern Time on January 9, 2020 (the “Modified Exercise Price Term”) and (ii) provide that, if and only if the Holder exercises for cash in full its Warrants and the common stock purchase warrants dated March 15, 2019 held by the Holder (the “March 2019 Warrants”) before 9:15 a.m. Eastern Time on January 9, 2020, we will issue to such Holder a new warrant in the form attached to the Amendments (the “New Warrants”), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act, which New Warrant shall be initially exercisable for the same number of shares subject to such Holder’s Warrants and March 2019 Warrants at an exercise price of $0.3495 per share. The New Warrants will be exercisable commencing on the six-month anniversary of the issuance date for a period of five years thereafter.

Accordingly, this Supplement No. 1 amends and supplements the Prospectus to reflect an amendment of the exercise price of the Warrants held by the Holders during the Modified Exercise Price Term from $1.20 per share of common stock to $0.3495 per share of common stock in accordance with the terms of the Amendments. Following the Amendments, if all of the Warrants that were amended pursuant to the Amendments are exercised for cash during the Modified Exercise Price Term, we would receive gross proceeds of approximately $0.8 million. Following the Amendments, if all of the Warrants and the March 2019 Warrants that were amended pursuant to the Amendments are exercised for cash during the Modified Exercise Price Term, we would receive gross proceeds of approximately $2.4 million. Maxim Group LLC acted as the exclusive financial advisor for the Amendments and the related transactions and will be entitled to receive a fee of 5.0% of the gross proceeds received by us upon exercise of the Warrants and the March 2019 Warrants during the Modified Exercise Price Term.

The information in this Supplement No. 1 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 1. We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Company’s common stock is traded on the Nasdaq Capital Market under the symbol “BIOC.” On January 8, 2020, the closing sale price of the Company’s common stock was $0.362 per share.

Investing in the Company’s securities involves risks. Before making any investment in the Company’s securities, you should read and carefully consider risks described in the “Risk Factors” section in the Prospectus and in the Company’s most recent Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is January 9, 2020